Exhibit A-3
(Unaudited)

Nicor Inc.
Consolidating Statement of Retained Earnings
For The Year Ended December 31, 2002
(Millions)

	Nicor Inc.	Nicor Gas	Birdsall, Inc. (a)	Nicor Energy Ventures Company (b)
Balance at beginning of year	$ 592.6	$400.7	$174.4	$ 6.6
Net income (loss)	129.0	109.1	19.2	(1.2)
Dividends on common stock	(81.1)	(85.0)	(20.0)	—
Dividends on preferred stock	(0.2)	(0.3)	—	—
Reacquired and cancelled stock	(19.0)	—	—	—
Balance at end of year	$ 621.3	$424.5	$173.6	$ 5.4

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nicor Horizon, Inc.	Nonoperating Subsidiaries, Adjustments and Eliminations	Consolidated
Balance at beginning of year	$ 0.1	$ (580.9)	$ 593.5
Net income (loss)	0.8	(128.9)	128.0
Dividends on common stock	—	105.0	(81.1)
Dividends on preferred stock	—	0.3	(0.2)
Reacquired and cancelled stock	—	—	(19.0)
Balance at end of year	$ 0.9	$ (604.5)	$ 621.2

(a) From Birdsall, Inc. consolidated column on Exhibit A-6.
(b) From Nicor Energy Ventures Company consolidated column on Exhibit A-9.

Note: Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.